Exhibit 99.1

YM BIOSCIENCES REPORTS THIRD QUARTER 2005 OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - May 12, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company with an advanced-stage portfolio, today reported operational and financial results for the third quarter of fiscal 2005, ended March 31, 2005.

“YM has delivered another successful quarter. TheraCIM hR3 yielded positive results from a Phase II trial in children with brain cancer who had failed all other treatments. Furthermore, YM has been advised that the licensee of TheraCIM hR3 for China obtained approval for the drug in that country. For the pivotal Phase III trial of our lead drug, tesmilifene, recruitment approached 50% of the targeted 700 patients at the end of the quarter and this milestone has now been surpassed,” said David Allan, Chairman and CEO of YM BioSciences. “Subsequent to the end of the quarter, we broadened our product portfolio significantly with the acquisition of DELEX, adding an additional late-stage product to our pipeline. We are poised to enter the new fiscal year with a broad, diverse pipeline focused on the entire cancer market that should generate a substantial volume of newsflow over the coming months.”

Highlights:
•	Expanded the development program for tesmilifene into gastric cancer and into Asia, by partnering with Shin Poong (Seoul, Korea).
•	Completed the protocol for a tesmilifene trial in metastatic breast cancer in combination with Taxotere® and received approval to initiate this trial.
•	Reported that a Phase II trial in Europe in children with brain cancer (glioma) utilizing TheraCIM hR3 as a monotherapy achieved an overall response rate of 35.3%.
•	An IND was issued by the FDA for a single-patient clinician sponsored trial using TheraCIM hR3, a significant advancement in YM’s U.S. regulatory strategy for the drug.
•
The licensee for TheraCIM hR3 in China received approval for the drug in that country for the treatment of nasopharyngeal carcinomas in combination with radiotherapy. TheraCIM hR3 has also been approved in Argentina, Columbia and Cuba for head and neck tumors in combination with radiotherapy. Although YM’s licensing rights for TheraCIM hR3 do not extend into these territories, this is important validation for this drug both for its therapeutic value and its regulatory development.

•	Acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat cancer pain.

Milestone targets for balance of calendar 2005:
•	Tesmilifene: dose first patient in Taxotere® Phase II trial (patient screening underway)
•	Tesmilifene: complete recruitment of Phase III metastatic breast cancer in Q3
•	Tesmilifene: complete recruitment of Taxotere® Phase II in metastatic breast cancer
•	TheraCIM/Theraloc: initiate randomized Phase III trial in glioma
•	TheraCIM: initiate pharmacodynamic study
•	AeroLEF™: initiate Phase IIb pain trial
•	Norelin™: disclose data from Phase II extension trial

Enrollment for the Company’s tesmilifene breast cancer registration trial continued as planned, with an additional 144 patients enrolled during the quarter. At the end of the third quarter, by March 31st, 320 patients had been randomized to the trial. By May 12th, 414 patients, more than half of YM’s enrolment target, had been randomized from 18 countries in 102 hospitals which are now participating in the trial. YM continues to anticipate that total enrollment of the 700 patients planned for the trial will be completed in calendar third quarter of 2005 and include some 109 hospitals in 20 countries. A chart showing enrollment and the numbers of sites active is available on YM BioSciences’ website (www.ymbiosciences.com). If the enrolment target is met and median survival mirrors that reported in the initial tesmilifene Phase III trial, then the Company continues to anticipate that it may submit tesmilifene for FDA approval in late calendar 2006 or early 2007 as a consequence of an event-based interim analysis agreed to with the FDA.

Financial Results
Total revenue for the quarter ended March 31, 2005 was $203,108 compared to $120,441 for the same period last year. Total revenue for the first nine months of the 2005 fiscal year was $1,193,106 compared to $225,203 for the first nine months of the corresponding period last year. Revenue consisted of revenue generated from out-licensing agreements and interest revenue.

Total expenditures for the quarter ended March 31, 2005 were $4,483,146 compared to $3,138,782 for the same period last year. Total expenditures for the first nine months of the 2005 fiscal year were $10,443,903 compared to $5,268,784 for the first nine months of the corresponding period last year.

General and Administrative expenses for the quarter were $1,486,357 and for the first nine months were $4,003,648 compared to $894,059 and $2,134,638 respectively for the same periods in the prior year. These increases were due principally to the expensing of employee stock options commencing on July 1, 2004 and the cost of obtaining a listing on AMEX. YM started trading on AMEX on October 1, 2004.

Licensing and Product Development expenses were $2,996,789 for the third quarter and $6,440,255 for the first nine months of the fiscal year compared to $2,244,723 for the quarter and $3,134,146 for the first nine months of last year. Expenditure increases were due primarily to the ramp-up of the Phase III clinical trial for tesmilifene that commenced in March 2004.

Net loss for the fiscal third quarter was $4,277,762 and for the year to date was $9,376,625 compared to $2,264,464 and $4,375,704 respectively for the same periods last year.

As at March 31, 2005 the Company had cash and short-term deposits totaling $31,081,073 and current liabilities of $1,018,028 compared to $20,387,858 and $1,163,711 respectively at June 30, 2004. The Company anticipates that the current cash reserves will be sufficient to support its current development program through the end of the 2006 fiscal year.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy. In addition to tesmilifene, the Company is developing TheraCIM hR3, an EGFr humanized monoclonal antibody on which Phase II clinical data have recently been released in pediatric glioma and nasopharyngeal cancer, and for which Phase III IND applications have been filed. The Company also has a GnRH anti-cancer vaccine in that is in earlier stage clinical trials. YM BioSciences recently acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat cancer pain. This product has completed a Phase IIa trial with positive results and DELEX has sufficient resources to advance AeroLEF™ through a Phase IIb pain trial planned for 2005.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, the Equicom Group Inc.	YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761
Fax +1-416-815-0080	Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com

Summary financial statements attached:

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited)

	March 31,	June 30,
	2005	2004
Assets

Current assets:
Cash and cash equivalents	$1,049,702	$5,493,907
Short-term deposits	30,031,371	14,893,951
Marketable securities	17,576	19,715
Accounts receivable and prepaid expenses	137,582	463,838
	31,236,231	20,871,411

Capital assets	16,042	11,381
	$31,252,273	$20,882,792
Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$773,876	$993,272
Accrued liabilities	244,152	170,439
Current portion of deferred revenue	206,770	-
	1,224,798	1,163,711

Deferred revenue	379,079	-

Shareholders' equity:
Share capital	77,512,058	59,841,914
Share and unit purchase warrants	5,319,607	3,627,239
Contributed surplus	1,085,955	569,195
Deficit accumulated during the development stage	(54,269,224)	(44,319,267)
	29,648,396	19,719,081
Commitments
Subsequent event
	$31,252,273	$20,882,792

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)
(Unaudited)

					From inception
					on August 17,
	Three months ended		Nine months ended		1994 to
	March 31,		March 31,		March 31,
	2005	2004	2005	2004	2005
Out-licencing revenue	$34,461	$-	$696,327	$-	$696,327
Interest income	168,647	120,441	496,779	225,203	3,285,197
	203,108	120,441	1,193,106	225,203	3,981,524
Expenses:
General and administrative	1,486,357	894,059	4,003,648	2,134,638	18,837,019
Licencing and product development	2,996,789	2,244,723	6,440,255	3,134,146	37,316,642
	4,483,146	3,138,782	10,443,903	5,268,784	56,153,661
Loss before the undernoted	(4,280,038)	(3,018,341)	(9,250,797)	(5,043,581)	(52,172,137)

Net gain (loss) on marketable securities	(2,139)	638,332	(2,139)	638,332	(1,175,965)

Unrealized gain (loss) on foreign exchange	4,415	115,545	(123,689)	29,545	(123,689)
Loss before income taxes	(4,277,762)	(2,264,464)	(9,376,625)	(4,375,704)	(53,471,791)

Income taxes	-	-	-	-	7,300

Loss for the period	$(4,277,762)	$(2,264,464)	$(9,376,625)	$(4,375,704)	$(53,479,091)

Basic and diluted loss per common share	$(0.12)	$(0.10)	$(0.28)	$(0.22)

Weighted average number of common shares outstanding	35,058,608	22,427,475	32,942,273	19,952,844

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)
(Unaudited)

					From inception
					on August 17,
	Three months ended		Nine months ended		1994 to
	March 31,		March 31,		March 31,
	2005	2004	2005	2004	2005
Deficit, beginning of period:
As previously reported	$(49,991,462)	$(38,533,600)	$(43,779,888)	$(36,411,810)	$-
Adjustment to reflect change in accounting for employee stock options	-	(205,009)	(539,379)	(58,855)	-
As restated	(49,991,462)	(38,738,609)	(44,319,267)	(36,470,665)	-

Cost of purchasing shares for cancellation in excess of book value	-	-	(573,332)	(156,704)	(790,133)

Loss for the period	(4,277,762)	(2,264,464)	(9,376,625)	(4,375,704)	(53,479,091)

Deficit, end of period	$(54,269,224)	$(41,003,073)	$(54,269,224)	$(41,003,073)	$(54,269,224)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

					From inception
					on August 17,
	Three months ended		Nine months ended		1994 to
	March 31,		March 31,		March 31,
	2005	2004	2005	2004	2005
Cash provided by (used in):

Operating activities:
Loss for the period	$(4,277,762)	$(2,264,464)	$(9,376,625)	$(4,375,704)	$(53,479,091)
Items not involving cash:
Depreciation	1,010	-	2,730	14,910	261,677
Gain on sale of marketable securities	-	(638,332)	-	(638,332)	(638,332)
Unrealized loss on marketable securities	2,139	-	2,139	-	1,814,297
Stock-based compensation (note 2)	170,605	157,232	516,760	319,636	1,085,955
Non-cash issuance of warrants	192,750	-	192,750	-	192,750
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	108,171	(39,975)	326,256	34,212	(137,582)
Accounts payable, accrued liabilities and deferred revenue	790,478	958,392	440,166	1,138,006	1,603,877
	(3,012,609)	(1,827,147)	(7,895,824)	(3,507,272)	(49,296,449)
Financing activities:
Net proceeds from issuance of shares and warrants	-	-	18,972,307	17,047,001	80,964,645
Exercise of warrants	312,965	-	312,965	-	312,965
Exercise of options	-	27,125	91,067	27,125	1,635,442
Redemption of preferred shares	-	-	-	-	(2,630,372)
Purchase of shares for cancellation	-	-	(779,909)	(230,379)	(1,029,678)
	312,965	27,125	18,596,430	16,843,747	79,253,002

Investing activities:
Purchase of short-term deposits	(30,031,371)	(14,893,951)	(30,031,371)	(14,893,951)	(44,925,322)
Redemption of short-term deposits	-	-	14,893,951	-	14,893,951
Proceeds on sale of marketable securities	-	1,402,239	-	1,402,239	1,402,239
Additions to capital assets	(4,687)	-	(7,391)	(3,724)	(277,719)
	(30,036,058)	(13,491,712)	(15,144,811)	(13,495,436)	(28,906,851)
Increase (decrease) in cash
and cash equivalents	(32,735,702)	(15,291,734)	(4,444,205)	(158,961)	1,049,702

Cash and cash equivalents,
beginning of period	33,785,404	22,808,239	5,493,907	7,675,466	-
Cash and cash equivalents, end of period	$1,049,702	$7,516,505	$1,049,702	$7,516,505	$1,049,702